SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Penn Virginia GP Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

70788P 10 5

(CUSIP Number)

Nancy M. Snyder

PVG GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 pages)

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 2 of 17 Pages

The percentage ownerships reflected in this Schedule 13D are as of December 11, 2006.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE GP CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

11,317,501
8 Shared Voting Power

0
9 Sole Dispositive Power

11,317,501
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,317,501
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

29.45%
14	Type of Reporting Person

CO

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 3 of 17 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE LP CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,362,198
8 Shared Voting Power

0
9 Sole Dispositive Power

19,362,198
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,362,198
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

50.39%
14	Type of Reporting Person

CO

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 4 of 17 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

KANAWHA RAIL CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

VIRGINIA

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

1,445,301
8 Shared Voting Power

0
9 Sole Dispositive Power

1,445,301
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,445,301
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

3.76%
14	Type of Reporting Person

CO

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 5 of 17 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

32,125,000
8 Shared Voting Power

0
9 Sole Dispositive Power

32,125,000
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

32,125,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

83.60%
14	Type of Reporting Person

CO

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 6 of 17 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

32,125,000
8 Shared Voting Power

0
9 Sole Dispositive Power

32,125,000
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

32,125,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

83.60%
14	Type of Reporting Person

CO

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 7 of 17 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

32,125,000
8 Shared Voting Power

0
9 Sole Dispositive Power

32,125,000
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

32,125,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

83.60%
14	Type of Reporting Person

CO

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 8 of 17 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia GP Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 32,125,000, which constitutes approximately 83.60% of the total number of Common Units outstanding.

Item 2. Identity and Background.

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Penn Virginia Resource GP Corp., a Delaware corporation (“GP Corp”);

(ii)	Penn Virginia Resource LP Corp., a Delaware corporation (“LP Corp”);

(iii)	Kanawha Rail Corp., a Virginia corporation (“KRC”);

(iv)	Penn Virginia Resource Holdings Corp., a Delaware corporation (“Resource Holdings”);

(v)	Penn Virginia Holding Corp., a Delaware corporation (“Holding”);

(vi)	Penn Virginia Corporation, a Virginia corporation (“Penn Va”);

GP Corp, LP Corp, KRC, Resource Holdings, Holding and Penn Va are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 9 of 17 Pages

(b) The address of the principal business office of GP Corp, KRC and Penn Va is as follows:

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

The address of the principal business office of LP Corp, Resource Holdings and Holding Corp is as follows:

300 Delaware Avenue

Suite 550

Wilmington, Delaware 19801

(c)	(i)	GP Corp is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein and all of the outstanding membership interest in PVG GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

	(ii)	LP Corp is a holding company which does not engage in any business activities and whose primary assets are the Common Units reported herein.

	(iii)	KRC owns the Common Units reported herein and is in the business of leasing rail cars.

	(iv)	Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of GP Corp, LP Corp, KRC and Powell River Rail Corporation.

	(v)	Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

	(vi)	Penn Va is primarily engaged in the exploration, acquisition, development and production of crude oil and natural gas and owns Holding.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 10 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Contribution and Conveyance Agreement dated as of December 8, 2006 (the “Contribution Agreement”) among LP Corp, Penn Virginia Resource GP, LLC (“PVR GP”), KRC, GP Corp and the Issuer, (i) GP Corp contributed all of its membership interest in PVR GP to the Issuer in exchange for 11,317,501 Common Units; (ii) LP Corp contributed all of its common units representing limited partner interest in Penn Virginia Resource Partners, L.P. (“PVR”) to the Issuer in exchange for 19,362,198 Common Units; and (iii) KRC contributed all of its common units representing limited partner interest in PVR to the Issuer in exchange for 1,445,301 Common Units. The transactions which were effected by GP Corp, LP Corp and KRC pursuant to the Contribution Agreement are collectively referred to herein as the “Transactions.”

Item 4. Purpose of Transaction.

GP Corp, LP Corp and KRC entered into the Transactions for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The General Partner may grant restricted units, deferred common units, phantom units or options to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. The General Partner may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer or from other Reporting Persons, or otherwise.

(b)	None.

(c)	None.

(d)	None.

(e)	The General Partner, as the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. See clause (a) of this Item 4.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 11 of 17 Pages

Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	(i)	GP Corp is the sole record owner of, and has the sole power to vote and dispose of, 11,317,501 Common Units (29.45%).

	(ii)	LP Corp is the sole record owner of, and has the sole power to vote and dispose of, 19,362,198 Common Units (50.39%).

	(iii)	KRC is the sole record owner of, and has the sole power to vote and dispose of, 1,445,301 Common Units (3.76%).

	(iv)	Resource Holdings does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in GP Corp, LP Corp and KRC, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp, LP Corp and KRC representing an aggregate 32,125,000 Common Units (83.60%).

	(v)	Holding does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp, LP Corp and KRC representing an aggregate 32,125,000 Common Units (83.60%).

	(vi)	Penn Va does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp, LP Corp and KRC representing an aggregate 32,125,000 Common Units (83.60%).

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 12 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7. Material to Be Filed as Exhibits.

Exhibit A —	Joint Filing Agreement.

Exhibit B —	Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP, LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit C —	Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 13, 2006

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

KANAWHA RAIL CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 14 of 17 Pages

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 15 of 17 Pages

SCHEDULE A

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource LP Corp.: A. James Dearlove, Nancy M. Snyder, Frank A. Pici and Peter J. Winnington. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource LP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Kanawha Rail Corp.: A. James Dearlove and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Kanawha Rail Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Holding Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Corporation: Joe N. Averett, Jr., Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Steven W. Krablin, Merrill A. Miller, Jr., Marsha R. Perelman, Philippe van Marcke de Lummen and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 16 of 17 Pages

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 13, 2006

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

KANAWHA RAIL CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 70788P 10 5	SCHEDULE 13D	Page 17 of 17 Pages

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President